UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Morphic Holding, Inc.

(Name of Subject Company)

Morphic Holding, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

61775R105

(CUSIP Number of Class of Securities)

Praveen P. Tipirneni

Chief Executive Officer

Morphic Holding, Inc.

35 Gatehouse Drive, A2

Waltham, MA 02451

(781) 996-0955

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Robert A. Freedman, Esq.

Effie Toshav, Esq.

Julia Forbess, Esq.

Douglas N. Cogen, Esq.

David K. Michaels, Esq.

Victoria A. Lupu, Esq.

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 94104

(415) 875-2300

William D. DeVaul, Esq. General Counsel and Secretary Morphic Holding, Inc. 35 Gatehouse Drive, A2 Waltham, MA 02451 (781) 996-0955

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Morphic Holding, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 19, 2024 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the cash tender offer (the “Offer”) by Rainier Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (“Shares”), at a purchase price of $57.00 per Share, net to the stockholder in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 19, 2024 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated July 7, 2024, by and among the Company, Lilly and Purchaser (as may be amended from time to time, the “Merger Agreement”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

The subsection of Item 3 of the Schedule 14D-9 entitled “Arrangements with Current Executive Officers and Directors of the Company—Overview” is hereby amended as follows:

On page 7, the last paragraph is amended and restated as follows (new language underlined):

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions. As described below under the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Board,” at the outset of discussions regarding a transaction between the Company and Lilly, the Board was aware of director Dr. Nisha Nanda’s relationship with Lilly and requested that Dr. Nanda recuse herself from Board matters concerning Lilly. Dr. Nanda recused herself from all such matters, including from attending all Board meetings related to the Transactions or strategic alternatives considered by the Board, and from participating in the deliberations or vote to approve the Transactions. Mr. Amir Nashat, a member of the Board, is an executive partner at Polaris Partners, a venture capital firm. Lilly has made investments with and in funds affiliated with Polaris Partners over the last several years. The following summaries are qualified in their entirety by reference to (i) the Merger Agreement; (ii) the Company’s 2018 Stock Incentive Plan (the “2018 Plan”), the Company’s Amended and Restated 2019 Equity Incentive Plan (the “2019 Plan”), the Company’s 2019 Employee Stock Purchase Plan (the “ESPP”) and the Company’s 2024 Equity Inducement Plan (the “Inducement Plan” and, together with the 2018 Plan and the 2019 Plan, the “Morphic Equity Incentive Plans”); (iii) the award agreements governing the Morphic Equity Compensation Awards (as defined below) held by the Company’s executive officers and directors; and (iv) the change in control and severance agreements with the Company’s executive officers (collectively, the “Change in Control and Severance Agreements”). For further information with respect to the arrangements between the Company and its executive officers, see the information set forth under the section entitled “—Arrangements with Current Executive Officers and Directors of the Company—Golden Parachute Compensation.” The 2018 Plan and the forms of award agreements thereunder, the 2019 Plan and the forms of award agreements thereunder, the ESPP, the Inducement Plan and the forms of award agreements thereunder, and the form of Change in Control and Severance Agreement are filed as Exhibits (e)(4) through (e)(10) to this Schedule 14D-9 and are incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of the Company’s Financial Advisor— Summary of Centerview Financial Analysis” is hereby amended as follows:

On page 35, the second full paragraph is amended and restated as follows (new language underlined):

In performing this analysis, Centerview calculated a range of equity values for Shares by (a) discounting to present value as of June 30, 2024 using discount rates ranging from 13.0% to 15.0% (based on Centerview’s analysis of the Company’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience and taking into account certain metrics including yields for U.S. treasury notes, levered and unlevered betas for comparable group companies, market risk and size premia) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on July 1,2024 and ending on December 31, 2047, utilized by Centerview based on the Projections, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that the Company’s unlevered free cash flows set forth in the Projections (and described under the section entitled “—Certain Unaudited Prospective Financial Information of the Company”) would decline in perpetuity after December 31, 2047 at a rate of free cash flow decline of 60% year over year, as directed by the Company’s management and (iii) tax savings from usage of the Company’s federal net operating losses and research and development tax credits of $219 million as of December 31, 2023 and future losses offsetting up to 80% of taxable income, as provided by the Company’s management; and (b) adding to the foregoing results (A) the Company’s estimated cash of $628 million and no debt as of June 30, 2024, as provided by the Company’s management, and (B) the net present value of the estimated cost of an assumed $400 million equity raise in 2025 and an assumed $400 million equity raise in 2029, as set forth in the Projections, and assuming in each case a 10% discount and 5% spread. Centerview divided the result of the foregoing calculations by the number of fully diluted outstanding Shares (calculated based on approximately 50.10 million basic shares outstanding and the dilutive impact under the treasury stock method of approximately 7.55 million options outstanding with a weighted average exercise price of $28.18 per share and 2.02 million restricted stock units outstanding) as of July 3, 2024, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $37.50 to $47.60, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price and the Merger Consideration of $57.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of the Company’s Financial Advisor—Other Factors” is hereby amended as follows:

On page 35, the last paragraph (which continues onto page 36) is amended and restated as follows (new language underlined):

Centerview noted for the Board certain additional factors solely for reference and informational purposes, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of Shares during the 52-week period ended July 5, 2024 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for the Company during such period of $19.95 to $59.42 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for Shares in the eight publicly available Wall Street research analyst reports that provided price targets as of July 5, 2024, which indicated low and high stock price targets for the Company ranging from $30.00 to $70.00.

•

Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving publicly traded biopharmaceutical companies since 2019 that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the Transactions, for which premium data was available. The premia in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction, reflecting a median premium of 69% and a range of 42% to 80%. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 40% to 75% to the Company’s closing stock price on July 5, 2024 (the last trading day before the public announcement of the Transactions) of $31.84, which resulted in an implied price range of approximately $44.60 to $55.70 per Share, rounded to the nearest $0.05.

The subsection of Item 4 of the Schedule 14D-9 entitled “Certain Unaudited Prospective Financial Information of the Company” is hereby amended as follows:

On page 37, the third full paragraph is amended and restated as follows (new language underlined):

The Projections were not prepared with a view to public disclosure or toward compliance with generally accepted accounting principles as applied in the United States (“GAAP”), the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In certain circumstances, including those applicable to the Projections, financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction like the Merger are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the financial measures included in the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Board or Centerview. Furthermore, the Company’s independent registered public accounting firm has not examined, reviewed, compiled or otherwise performed any procedures with respect to the Projections, and accordingly assumes no responsibility for, and expresses no opinion or other form of assurance on, the Projections. By including the Projections in this Schedule 14D-9, neither the Company nor any of its affiliates, officers, directors, advisors or other representatives, including Centerview, has made or makes any representation to any person regarding the information included in the Projections or the ultimate performance of the Company or any of its affiliates compared to the information contained in the Projections. The Company has not made and makes no representation to Lilly, Purchaser, in the Merger Agreement or otherwise, or to any holders of Shares, in this Schedule 14D-9 or otherwise, concerning the Projections or regarding the Company’s actual performance compared to the Projections or that the Projections will be achieved.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

On page 39, the last paragraph (which continues onto page 40) is amended and restated as follows (new language underlined):

Pursuant to Evercore’s engagement letter with the Company, the Company retained Evercore as a financial advisor in connection with the Offer and the Merger. In connection with Evercore’s services as an advisor to the Board, the Company has agreed to pay Evercore a fee of $2 million, which will be paid subject to, and promptly upon, consummation of the Transactions. In the two years prior to July 7, 2024, Evercore had not been engaged to provide financial advisory or other services to Lilly, and Evercore did not receive any compensation from Lilly during such period. Additional information related to Evercore’s retention as an advisor to the Company is set forth under the section entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and is hereby incorporated herein by reference.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

Certain Litigation

On July 25, 2024, Joseph Zappia, a purported stockholder of the Company, filed a complaint in the United States District Court for the Northern District of California against the Company, the individual members of the Board, the Purchaser and Lilly, captioned Zappia v. Morphic Holding, Inc., et. al., Case No. 3:24-cv-04486 (the “Zappia Complaint”). The Zappia Complaint alleges, among other things, that the Company and the members of the Board violated Sections 14(e) of the Exchange Act by failing to disclose certain supposedly material information in the Schedule 14D-9 filed by the Company on July 19, 2024 in connection with the Transactions, which they allege rendered the Schedule 14D-9 false and misleading. In addition, the Zappia Complaint alleges that members of the Board acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Solicitation/Recommendation Statement. The Zappia Complaint seeks, among other things: an order enjoining the consummation of the Transactions; revisions to the Schedule 14D-9 ; rescission of the Transactions if they have already been consummated and rescissory damages; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ fees and experts’ fees.

On August 1, 2024, Susan Finger, a purported stockholder of the Company, filed a complaint in the Supreme Court of the State of New York against the Company and the individual members of the Board, captioned Finger v. Morphic Holding, Inc., et. al., Case No. 653866/2024 (the “Finger Complaint”). The Finger Complaint alleges, among other things, claims of negligent misrepresentation and concealment and negligence against the Company and the members of the Board under New York common law in connection with alleged failures to disclose certain supposedly material information regarding the Transactions in the Schedule 14D-9 filed by the Company on July 19, 2024 in connection with the Transactions. The Finger Complaint seeks, among other things: an order enjoining the defendants from consummating the Transactions; revisions to the Schedule 14D-9; rescission of the Transactions if they have already been consummated or actual and punitive damages; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ and experts’ fees and expenses.

On August 1, 2024, Michael Kent, a purported stockholder of the Company, filed a complaint in the Supreme Court of the State of New York against the Company and the individual members of the Board, captioned Kent v. Morphic Holding, Inc., et. al., Case No. 653895/2024 (the “Kent Complaint”). The Kent Complaint alleges, among other things, claims of negligent misrepresentation and concealment and negligence against the Company and the members of the Board under New York common law in connection with alleged failures to disclose certain supposedly material information regarding the Transactions in the Schedule 14D-9 filed by the Company on July 19, 2024 in connection with the Transactions. The Kent Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions; revisions to the Schedule 14D-9; rescission of the Transactions if they have already been consummated or actual and punitive damages; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ and experts’ fees and expenses.

The Company has also received certain demand letters from purported stockholders of the Company making similar assertions as the foregoing complaints (the “Letters”). Additional lawsuits may be filed against the Company, the Board, Lilly, and Purchaser in connection with the Merger Agreement, the Schedule TO and the Schedule 14D-9.

In order to alleviate the costs, risks and uncertainties inherent in litigation, the Company has provided certain additional disclosures in this Amendment No. 2 to Schedule 14D-9 (the “Supplemental Disclosures”). The Supplemental Disclosures should be read in conjunction with this Schedule 14D-9, which should be read in its entirety. The Supplemental Disclosures should not be regarded as an indication that any of the Company, Lilly, Purchaser or their respective affiliates, officers, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the Supplemental Disclosures to be material. Rather, the Company believes that this Schedule 14D-9 disclosed all material information and denies that any additional disclosures are or were required under any applicable federal or state law, rule or regulation. To the extent that the information in the Supplemental Disclosures differ from information contained in this Schedule 14D-9, the information in the Supplemental Disclosures supersedes such information contained in this Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

Morphic Holding, Inc.

Date: August 5, 2024	By:	/s/ Praveen P. Tipirneni, M.D.
		Name:	Praveen P. Tipirneni, M.D.
		Title:	Chief Executive Officer